UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly Held Authorized Company

CNPJ/ME nº 90.400.888/0001-42

NIRE 35.300.332.067

Minutes of the Board of Director’s Meeting held in

March 27, 2023

DATE, TIME AND PLACE: On 03.27.2023, at 10:30 a.m., by teleconference, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander), met with the presence of all it’s members.

CALL NOTICE AND ATTENDANCE: The call notice was waived in view of the presence of all the member of the Board of Directors.

MEETING BOARD: Deborah Stern Vieitas, Chairman. Daniel Pareto, Secretary.

AGENDA: Resolve on (i) the exoneration of Mr. Ramón Sanchez Díez as Officer with no specific designation at the Company; and (ii) the election of the Company's new Officer Without Specific Designation.

RESOLUTIONS: Made the necessary clarifications, the members of the Board of Directors unanimously approved:

(i) the dismissal of the Officer without specific designation of the Company, Mr. Ramón Sanchez Díez, Spanish, married, economist, holder of Identity Card for Foreigners RNE No. V387945-Y, registered with the CPF/ME under No. 059.396.487-03, clarifying that Mr. Ramón Sanchez Díez will remain in his position until March 31, 2023; and

(ii) the election, for a complementary mandate, which will remain in effect until the investiture of those elected at the first Meeting of the Board of Directors to be held after the Ordinary General Meeting of 2023, of the following member to compose the Company's Executive Board, in the capacity of Officer without Specific Designation, with business address at Avenida Presidente Juscelino Kubitschek, 2041 – CJ 281, Bloco A, Cond. W Torre JK, Vila Nova Conceição, CEP 04543-011, São Paulo/SP, Mrs. Vanessa Alessi Manzi, Brazilian, divorced, lawyer, bearer of identity card RG No. 25.732.913-4 SSP/SP and registered with the CPF/MF under No. 177.818.078-71.

It remained recorded in the minutes that:

(i) the election of Mrs. Vanessa Alessi Manzi had her approval recommended by the Company's Nomination and Governance, Audit and Risk and Compliance Committees;

(ii) Mrs. Vanessa Alessi Manzi will assume the position of Officer responsible for Compliance at the Company, replacing Mr. Ramón Sanchez Diez; and

(iii) the Officer Without Specific Designation elected hereby declares that she is unimpeded by law for the exercise of the respective position and that she fulfills the conditions set forth in CMN Resolution No. 4.970/2021, having presented the respective declarations and authorizations required by said rule, and she will only be sworn in to her respective position after ratification of her election by the Central Bank of Brazil.

Finally, the directors thanked Mr. Ramón Sanchez Díez for his valuable contributions to the Company during the period in which he was part of its Executive Board, in particular for his work leading the Compliance structure. On that occasion, the directors wished him much success in his new role with the Santander Group in Europe.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared and send to be electronically signed by the attendees. Board: Deborah Stern Vieitas, President. Daniel Pareto, Secretary. Signatures: Mrs. Deborah Stern Vieitas - Vice Chair; Deborah Patricia Wright, José Antonio Alvarez Alvarez, José de Paiva Ferreira, Angel Santodomingo Martell, Mario Roberto Opice Leão, José Garcia Cantera, Marília Artimonte Rocca and Pedro Augusto de Melo– Directors. São Paulo, March 27, 2023.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 27, 2023

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Gustavo Alejo Viviane
Gustavo Alejo Viviane Vice - President Executive Officer